UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

WPX ENERGY, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98212B103

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

W. Matthew Strock

Douglas E. McWilliams

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98212B103

1	Name of Reporting Person Felix Investments Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 151,529,637
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 151,529,637

11	Aggregate Amount Beneficially Owned by Each Reporting Person 151,529,637
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.6% (1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 569,728,564 shares of common stock, $0.01 par value per share (“Common Stock”), of WPX Energy, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 9, 2020.

CUSIP No. 98212B103

1	Name of Reporting Person Felix Energy Investments II, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 151,529,637 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 151,529,637 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 151,529,637 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.6% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes 151,529,637 shares of Common Stock owned by Felix Investments Holdings II, LLC, a Delaware limited liability company (“Seller”). Felix Energy Investments II, LLC, a Delaware limited liability company (“Felix Energy”), is the direct and indirect sole owner of Seller, and pursuant to the limited liability company agreement of Seller (the “Seller LLC Agreement”), the members of the Seller board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Felix Energy disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or any other purpose.

(2)	Based on 569,728,564 shares of Common Stock issued and outstanding as of March 9, 2020.

CUSIP No. 98212B103

1	Name of Reporting Person EnCap Energy Capital Fund X, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizen or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 151,529,637 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 151,529,637 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 151,529,637 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.6% (2)
14	Type of Reporting Person PN

(1)

Includes 151,529,637 shares of Common Stock owned by Seller. EnCap Energy Capital Fund X, L.P. (“EnCap Fund X”) is a member of Felix Energy that holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Seller, and pursuant to the Seller LLC Agreement, the members of the Seller board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Therefore, EnCap Fund X has the sole power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Seller. EnCap Fund X disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act, or any other purpose.

(2)	Based on 569,728,564 shares of Common Stock issued and outstanding as of March 9, 2020.

CUSIP No. 98212B103

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 151,529,637 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 151,529,637 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 151,529,637 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.6% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), a Delaware limited liability company, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), a Delaware limited liability company, which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”), which is the sole general partner of EnCap Equity Fund X GP, L.P. (“EnCap Fund X GP”), which is the sole general partner of EnCap Fund X. EnCap Fund X is a member of Felix Energy that holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Seller, and pursuant to the Seller LLC Agreement, the members of the Seller board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund X GP, EnCap Fund X and Felix Energy may be deemed to beneficially own the Common Stock owned by Seller. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund X GP, EnCap Fund X and Felix Energy disclaim beneficial ownership of the Common Stock owned by Seller except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act, or any other purpose.

(2)	Based on 569,728,564 shares of Common Stock issued and outstanding as of March 9, 2020.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of WPX Energy, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3500 One Williams Center, Tulsa, Oklahoma 74172.

Item 2. Identity and Background

This Schedule 13D is being filed by Felix Investments Holdings II, LLC (“Seller”), Felix Energy Investments II, LLC (“Felix Energy” and, together with Seller, the “Felix Entities”) and EnCap Partners GP, LLC, each a Delaware limited liability company (“EnCap Partners GP”), and EnCap Energy Capital Fund X, L.P., a Texas limited partnership (“EnCap Fund X” and, together with EnCap Partners GP, the “EnCap Entities”). The Felix Entities and the EnCap Entities are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

EnCap Partners GP is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”). EnCap Holdings is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund X GP, L.P. (“EnCap Fund X GP”), which is the sole general partner of EnCap Fund X. EnCap Fund X is a member of Felix Energy that holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Seller, and pursuant to the limited liability company agreement of Seller (the “Seller LLC Agreement”), the members of the Seller board of managers are required to be comprised of the same individuals as the Felix Energy board of managers.

The address of the principal office of the EnCap Entities is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The address of the principal office of the Felix Entities is 1530 16th Street, Suite 500, Denver, Colorado 80202. The principal business of each of the Felix Entities is investing in securities of energy companies and related assets. The principal business of EnCap Fund X is investing in securities of energy companies and related assets. The principal business of EnCap Partners GP is indirectly managing EnCap Fund X.

Information regarding the executive officers, managers or other control persons of the Felix Entities, EnCap Fund X and EnCap Partners GP is set forth on Schedule A, Schedule B and Schedule C, respectively, attached hereto. Schedule A, Schedule B and Schedule C attached hereto set forth the following information as to each such person:

(i). name;

(ii). residence or business address;

(iii). present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv). citizenship.

Other than as set forth on Schedule B attached hereto, during the last five years, to the best of the Reporting Persons’ knowledge, no person named on Schedule A, Schedule B or Schedule C attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On December 15, 2019, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Seller. Pursuant to the Purchase Agreement and in connection with the closing of the transactions contemplated thereby (the “Acquisition”) on March 6, 2020, the Issuer acquired all of the issued and outstanding membership interests (the “Subject Securities”) of Felix Energy Holdings II, LLC, a Delaware limited liability company, previously held by Seller for aggregate consideration of $2,500,000,000 consisting of: (i) an amount in cash equal to $900,000,000, which amount is subject to certain adjustments set forth in the Purchase Agreement, and (ii) 151,529,637 unregistered, fully paid, validly issued and nonassessable shares of Common Stock (the “Issued Shares”). 11,950,286 shares of Common Stock that are part of the Issued Shares were placed into an escrow account described in Item 6 to first satisfy any amounts due by Seller to the Issuer pursuant to the indemnification provisions in the Purchase Agreement. In addition, up to 1,434,034 shares of Common Stock may be issued to the Seller pursuant to certain adjustment features set forth in the Purchase Agreement.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the Registration Rights Agreement and the Stockholders’ Agreement: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell, pledge or otherwise dispose of all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons are currently evaluating entering into a margin loan facility with a bank pursuant to which the Reporting Persons may pledge all or a portion of the one-third of the Issued Shares not subject to transfer restrictions in the Stockholders’ Agreement. Subject to the terms of the Stockholders’ Agreement, the Reporting Persons may also engage in communications with, among others, other members of the Issuer’s board of directors (the “Board”), the Issuer’s management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Holdings, which is the sole member of EnCap Investments GP, which is the sole general partner of EnCap Investments LP. EnCap Investments LP is the sole general partner of EnCap Fund X GP, which is the sole general partner of EnCap Fund X. EnCap Fund X is a member of Felix Energy that holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Seller, and pursuant to the Seller LLC Agreement, the members of the Seller board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Therefore EnCap Fund X has the sole power to vote or to direct the vote or to dispose or direct the disposition of the Common Stock owned by Seller. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund X GP, EnCap Fund X and Felix Energy may be deemed to beneficially own Common Stock owned by Seller.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B or Schedule C, attached hereto, has effected any transaction in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Escrow Agreement

On March 6, 2020, in connection with the closing of the Acquisition and pursuant to the Purchase Agreement, Seller entered into an Escrow Agreement (the “Escrow Agreement”) with the Issuer and Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, as escrow agent, pursuant to which 11,950,286 shares of Common Stock that are part of the Issued Shares were placed into an escrow account to first satisfy any amounts due by Seller to the Issuer pursuant to the indemnification provisions in the Purchase Agreement (such shares held in escrow, the “Escrowed Shares”). On March 6, 2021, the then-remaining Escrowed Shares will be released to Seller, save and except for a number of Escrowed Shares equal to (x) $10,000,000 plus the aggregate amount of all unsatisfied claims for indemnification that the Issuer has validly made against Seller on or before such date and which are subject to satisfaction (in whole or part) from the Escrowed Shares, divided by (y) $10.46. On September 6, 2021, the then-remaining Escrowed Shares will be released to Seller, save and except for a number of Escrowed Shares equal to the aggregate amount of all unsatisfied claims for indemnification that the Issuer has validly made against Seller on or before such date and which are subject to satisfaction (in whole or part) from the Escrowed Shares, divided by $10.46.

Registration Rights Agreement

On March 6, 2020, in connection with the closing of the Acquisition, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Seller, pursuant to which, among other things, the Issuer has agreed to (i) prepare a “shelf” registration statement under the Securities Act of 1933, as amended (the “Securities Act”) (the “Shelf Registration Statement”), covering the Issued Shares and any securities issued or issuable with respect to the Issued Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation, or otherwise (collectively, the “Registrable Securities”), (ii) file the Shelf Registration Statement with the United States Securities and Exchange Commission (the “SEC”) within 10 business days of the execution of the Registration Rights Agreement and (iii) use its commercially reasonable efforts to cause the Shelf Registration Statement to become or be declared effective as soon as practicable following such filing. Registrable Securities cease to be Registrable Securities when (a) such share has been disposed of pursuant to an effective registration statement, (b) such share has been disposed of under Rule 144 or any other exemption from the registration requirements of the Securities Act as a result of which the transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act or (c) such shares are freely tradeable by the holder thereof without volume or other limitations or requirements under Rule 144 and such holder and its affiliates collectively hold less than 5% of outstanding shares of Common Stock

In addition, the Registration Rights Agreement permits Seller to request to sell any or all of its respective Registrable Securities under a registration statement pursuant to an underwritten offering, subject to certain exceptions, including, among other things, that the gross proceeds from the sale are reasonably expected to equal or exceed $100 million in the aggregate and that the Issuer has no obligation to facilitate more than two such offerings during any 12-month period and no more than one such offering during any 90-day period. The Registration Rights Agreement also (i) provides Seller with certain customary piggyback registration rights to register the Registrable Securities held by it in other registered underwritten offerings of Common Stock conducted by the Issuer for its own account or for the account of other stockholders and (ii) sets forth the priority and respective rights of Seller with regard to the inclusion of Registrable Securities in any underwritten offering.

Stockholders’ Agreement

On March 6, 2020, in connection with the closing of the Acquisition, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Seller and EnCap Fund X. Pursuant to the Stockholders’ Agreement, Seller has the right to nominate directors (the “Investor Directors”) for appointment to the Board (the “Director Nominations”). If Seller and each of its affiliates, Skye Callantine and Michael Horton, beneficially own, in the aggregate, (i) at least 20% of the outstanding shares of Common Stock, then Seller shall be entitled to nominate two Investor Directors, and (ii) less than 20% but more than 10% of the outstanding shares of Common Stock, then Seller shall be entitled to nominate one Investor Director. The Director Nominations are subject to, among other things, the individual nominees being reasonably acceptable to the Nominating, Governance, Environmental & Public Policy Committee of the Board (the “Governance Committee”) and not be prohibited by law. Until the earlier of the date on which Seller is no longer entitled to designate any Investor Directors to the Board or Seller irrevocably waives its right to designate any Investor Directors, Seller has agreed to cause all voting securities of the Issuer held by Seller or any of its controlled affiliates to be voted in favor of all director nominees nominated by the Governance Committee, against any other nominees and against the removal of any director (other than an Investor Director) unless the Governance Committee recommends the removal of such director.

On March 6, 2020, in connection with the closing of the Acquisition and pursuant to the Stockholders’ Agreement, Messrs. D. Martin Phillips and Douglas E. Swanson, Jr. were appointed to the Board as the two initial Investor Directors nominated by Seller pursuant to its Director Nomination right. Until expiration of the Director Nomination right in accordance with the terms of the Stockholders’ Agreement, each committee of the Board shall include at least one Investor Director, subject to any limitations imposed by law or stock exchange rules (including with respect to director independence requirements).

Pursuant to the Stockholders’ Agreement, for a period of 180 days from the closing of the Acquisition, Seller has agreed, subject to certain exceptions, not to transfer or dispose of (or take other analogous actions in accordance with the terms of the Stockholders’ Agreement) any economic, voting or other rights in or to two-thirds of the Issued Shares other than to certain permitted transferees. The remaining one-third of the Issued Shares are not subject to such transfer restrictions.

Pursuant to the Stockholders’ Agreement, EnCap Fund X has agreed to standstill restrictions until March 6, 2023 in accordance with which, among other things, EnCap Fund X and its Controlled Affiliates (other than Public Portfolio Companies) (as each term is defined in the Stockholders’ Agreement) will not, unless Seller and its affiliates collectively beneficially own less than 10% of the outstanding shares of Common Stock or such action has been specifically invited in writing by the Board, (i) make any proposal or offer to the Board or any of the Issuer’s stockholders regarding, or make any public announcement, proposal or offer (including the solicitation of proxies) with respect to, or otherwise solicit, seek or offer to effect (a) any business combination, merger, tender offer, exchange offer or similar transaction involving the Issuer or any of its subsidiaries, or (b) any restructuring, recapitalization, liquidation or similar transaction involving the Issuer or its subsidiaries unless, in each case, such discussions are privately communicated and do not trigger public disclosure obligations; (ii) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Common Stock (unless such “group” is solely between or among EnCap Fund X, its affiliates and any other permitted transferees); (iii) enter, agree to enter, propose or offer to enter into any merger, business combination, recapitalization, restructuring, change in control transaction or other similar extraordinary transaction involving the Issuer or any of its subsidiaries (unless such transaction is affirmatively publicly recommended by the Board); (iv) otherwise act with any person, including by providing financing for another party, to seek to control or influence the management, the Board or the policies of the Issuer; (v) acquire, agree or propose or offer to acquire (including through any hedging or other similar transaction) any shares of Common Stock or securities that are convertible or exchangeable into (or exercisable for) shares of Common Stock unless immediately following any such acquisition EnCap Fund X and its Controlled Affiliates collectively beneficially own no more than the greater of (a) 151,529,637 shares of Common Stock (subject to certain adjustments) and (b) 27% of the outstanding shares of Common Stock; (vi) call, or seek to call, a meeting of the stockholders of the Issuer or initiate any stockholder proposal for action by stockholders of the Issuer; (vii) publicly disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing clauses (i) – (vi); (viii) except as expressly permitted by the Stockholders’ Agreement or required under the order of a court of competent jurisdiction, transfer any Common Stock into a voting trust or similar contract or subject any Common Stock to any voting agreement, pooling arrangement or similar arrangement, or grant any proxy with respect to any Common Stock, in each case other than (a) to the Issuer or a person specified by the Issuer in a proxy card provided to shareholders of the Issuer by or on behalf of the Issuer or (b) solely among EnCap Fund X and its affiliates and any other permitted transferee with respect any shares of Common Stock transferred to any such permitted transferee not in violation of the terms of the Stockholders’ Agreement; or (ix) knowingly facilitate, encourage or assist any third party to do any of the actions described in the foregoing clauses (i) – (viii).

Notwithstanding the above, (i) EnCap Fund X and its Controlled Affiliates may vote their shares of Common Stock at any meeting of holders of Common Stock in their sole discretion, (ii) the limitations set forth in the Stockholders’ Agreement shall in no way limit the activities of any Investor Director, so long as such activities are undertaken in his or her capacity as a director of the Issuer, or limit any communication between or among EnCap Fund X and its affiliates or any permitted transferee with respect to any shares of Common Stock transferred to any such permitted transferee, (iii) EnCap Fund X and its affiliates may coordinate any such vote with, act in concert with, and be part of a Group (as defined in Section 13(d) of the Exchange Act) with, any other affiliate of EnCap Fund X or any permitted transferee with respect to any shares of Common Stock transferred to any such permitted transferee, and (iv) the limitations set forth in the Stockholders’ Agreement shall not apply to potential or actual purchases or sales of oil and/or gas assets or interests between EnCap Fund X or any of its Affiliates, on the one hand, and the Issuer or any of its subsidiaries, on the other hand.

The foregoing descriptions of the Purchase Agreement, the Escrow Agreement, the Registration Rights Agreement and the Stockholders’ Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, the Escrow Agreement, the Registration Rights Agreement and the Stockholders’ Agreement, which are attached hereto as Exhibits 2 through 5, respectively, and incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of March 13, 2020.

2	Securities Purchase Agreement, dated as of December 15, 2019, by and among Felix Investments Holdings II, LLC and WPX Energy Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2019 and incorporated herein in its entirety by reference).

3	Escrow Agreement, dated as of March 6, 2020, by and among Felix Investments Holdings II, LLC, WPX Energy, Inc. and Citibank, N.A.

4	Registration Rights Agreement, dated as of March 6, 2020, by and among Felix Investments Holdings II, LLC, WPX Energy, Inc. and the other parties thereto (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2020 and incorporated herein in its entirety by reference).

5	Stockholders’ Agreement, dated as of March 6, 2020, by and among Felix Investments Holdings II, LLC, EnCap Energy Capital Fund X, L.P., WPX Energy, Inc. and the other parties thereto (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2020 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2020

Felix Investments Holdings II, LLC

By:	/s/ Skye A. Callantine
Name:	Skye A. Callantine
Title:	President and Chief Executive Officer

Felix Energy Investments II, LLC

By:	/s/ Skye A. Callantine
Name:	Skye A. Callantine
Title:	President and Chief Executive Officer

EnCap Energy Capital Fund X, L.P.

By:	EnCap Equity Fund X GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

Schedule A

CONTROL PERSONS OF THE FELIX ENTITIES

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the control persons of the Felix Entities are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Felix Energy Investments II, LLC 1530 16th Street Suite 500 Denver, Colorado 80202	Member of Felix Investments Holdings II, LLC	n/a	n/a

EnCap Energy Capital Fund X, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Member of Felix Energy Investments II, LLC	n/a	n/a

EnCap Equity Fund X GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund X, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund X GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

A-1

Schedule B

CONTROL PERSONS OF ENCAP FUND X

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund X are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

EnCap Equity Fund X GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund X, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund X GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the United States Securities and Exchange Commission (the “SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

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Schedule C

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the control persons of EnCap Partners GP are set forth below. All members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

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